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                                                                 SEC FILE NUMBER
                                                                          1-7614

                                                                    CUSIP NUMBER

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One): __Form 10-K  __Form 20-F  __Form 11-K   X Form 10-Q  __Form N-SAR
                                                    ---

                  For Period Ended:   March 31, 2001
                  [  ]  Transition Report on Form 10-K
                  [  ]  Transition Report on Form 20-F
                  [  ]  Transition Report on Form 11-K
                  [  ]  Transition Report on Form 10-Q
                  [  ]  Transition Report on Form N-SAR
                  For the Transition Period Ended:______________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
  ----------------------------------------------------------------------------
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
         PMCC Financial Corp.
Full Name of Registrant

         N/A
Former Name if Applicable

         1767 Morris Avenue
Address of Principal Executive Office (Street and Number)

         Union, NJ 07083
City, State and Zip Code

PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company has been working with its auditors to complete the financial statements which were delayed due to the time and effort required to resolve certain issues. As such, management needs an additional period of five days from the date hereof to finalize the financial statements and file Form 10-Q for the quarter ended March 31, 2001.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Stephen J. Mayer             (516)                       625-3000
     ----------------------       ------------------          ------------------
         (Name)                   (Area Code)                 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     not, identify report(s),                                    X Yes    ___ No
                                                                ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                    X Yes   ____ No
                                                                ---

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (See attached Exhibit IV-3)


                              PMCC FINANCIAL CORP.
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  May 14, 2001                         By:  /s/
                                               ---------------------------------
                                               Stephen J. Mayer, Chief Financial
                                                 Officer

RIDER IV (3)

     Due to significant changes in the operations of the Company, the anticipated loss for the quarter ended March 31, 2001 is approximately $500,000 compared to a loss of $1.6 million for the quarter ended March 31, 2000.